FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            FOAMEX INTERNATIONAL INC.
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             (Exact name of registrant as specified in its charter)

    Delaware                                                05-0473908
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(State of incorporation or                               (I.R.S. Employer
organization)                                            Identification No.)

   1000 Columbia Avenue
   Linwood, Pennsylvania                                       19061
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(Address of principal executive offices)                    (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:


              Title of each class            Name of each exchange on which
              to be so registered            each class is to be registered
              -------------------            ------------------------------
              None                                   ---------

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box. [_]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is to become effective pursuant to General Instruction A.(d), check the following box. [X]

     Securities to be registered pursuant to Section 12(g) of the Act:

                   Rights to Purchase Series A Preferred Stock
          ------------------------------------------------------------
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  On August 5, 2004, the Board of Directors (the "BOARD") of Foamex International Inc. (the "COMPANY") declared a dividend of one preferred share purchase right (a "RIGHT") for each share of the Company's common stock, par value $0.01 per share (the "COMMON SHARES"), outstanding at the close of business on August 16, 2004 (the "RECORD DATE"). The Rights are subject to the terms of the Rights Agreement, dated as of August 5, 2004, between the Company and Mellon Investor Services LLC, as Rights Agent (the "RIGHTS AGREEMENT"). The description below does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

                  Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $1.00 per share ("SERIES A SHARES"), at a purchase price of $20.00 (the "PURCHASE PRICE"), subject to adjustment. The Purchase Price shall be paid in cash. Initially, no separate Right Certificates will be distributed. Until the earlier of (a) 10 business days following a public announcement by the Company or an Acquiring Person (as defined below) indicating that a person or group of affiliated or associated persons has become an Acquiring Person (the "SHARES ACQUISITION DATE") or (b) 15 business days (or such later date as may be determined by the action of the Board before any person becomes an Acquiring Person) following the commencement by a person of a tender offer or exchange offer if, upon consummation thereof, such person would be the beneficial owner of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "SEPARATION DATE"), the Rights will be evidenced, with respect to any Common Shares outstanding as of the Record Date, by the certificates representing such Common Shares. The Rights Agreement provides that until the Separation Date, the Rights will be transferred with, and only with, the certificates representing the Common Shares. From as soon as practicable after the Record Date and until the Separation Date (or earlier redemption or expiration of the Rights), Common Share certificates issued after the Record Date upon transfer or issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Separation Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Shares certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Separation Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the Common Shares as of the close of business on the Separation Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

                  "ACQUIRING PERSON" is defined in the Rights Agreement as any person who, together with all affiliates and associates of such person, shall hereafter become the beneficial owner of 20% or more of the Common Shares then outstanding, but shall not include (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan or for purposes of funding or providing Common Shares to any such plan or (iv) any Scotia Stockholder (as hereinafter defined) so long as such Scotia Stockholder is not the beneficial owner of 25% or more of the Common Shares then outstanding. In addition, no person shall become an "Acquiring Person" as a result of an acquisition of Common Shares by the Company, which acquisition, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person to 20% or more (or, in the case of a Scotia Stockholder, 25% or more) of the Common Shares then outstanding; provided that if a Person shall become the beneficial owner of 20% or more (or, in the case of a Scotia Stockholder, 25% or more) of the Common Shares then outstanding by reason of such share purchase by the Company and, after such share purchase, become the beneficial owner of any additional Common Shares of the Company, then such Person shall be deemed to be an "Acquiring Person". "SCOTIA STOCKHOLDER" is defined in the Rights Agreement as (i) The Bank of Nova Scotia or any of its affiliates and associates and (ii) any person that is the direct transferee of any of the Common Shares beneficially owned as of the date hereof by any of the persons identified in clause (i) above if such transferee would otherwise become an Acquiring Person as a result of such transfer.

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                  The Rights are not exercisable until the Separation Date and will expire on August 4, 2014 (the "FINAL EXPIRATION DATE"), unless earlier redeemed or exchanged by the Company as described below.

                  The Rights Agreement provides that upon the public announcement that an Acquiring Person has become the beneficial owner of 20% or more of the then outstanding Common Shares, then proper provision shall be made so that each holder of a Right will thereafter be entitled to receive, upon exercise and payment of the Purchase Price, in lieu of Series A Shares, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right; provided, that a person shall not be deemed to beneficially own securities that such person has the right to acquire upon the exercise of (i) stock options granted pursuant to the Company's existing and future stock option plans and
(ii) conversion rights contained in specified stock issues of the Company.

                  The Rights Agreement provides that if, at any time following the Shares Acquisition Date and a Separation Date, (a) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (b) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, and in which its Common Shares are changed or exchanged for other securities of the Company or any other person or cash or any other property or (c) 50% or more of the Company's assets or earning power is sold or transferred, then proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise and payment of the Purchase Price, in lieu of Series A Shares, common shares of the surviving or acquiring company or other issuer of the securities into which the Common Shares are changed or exchanged (or, in certain circumstances, cash, property or other securities of such person) having a value equal to two times the Purchase Price of the Right.

                  The Purchase Price payable and the number of Series A Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment to prevent dilution (a) in the event of a dividend of Series A Shares on, or a subdivision, combination or reclassification of, the Series A Shares, (b) upon the grant to holders of the Series A Shares of certain rights or warrants to subscribe for Series A Shares or securities convertible into Series A Shares at less than the current market price of the Series A Shares or (c) upon the distribution to holders of the Series A Shares of debt securities or assets (excluding regular quarterly cash dividends and dividends payable in Series A Shares) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares that are not integral multiples of one one-thousandth of a Series A Share will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price of the Series A Shares on the last trading date prior to the date of exercise.

                  At any time after the date of the Rights Agreement until the earlier of (A) the Separation Date or (B) the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment (the "REDEMPTION PRICE"). The Rights will no longer be exercisable immediately upon action of the Board ordering redemption of the Rights. Thereafter, the only right of the holders of Rights will be to receive the Redemption Price.

                  The Board may, at its option, at any time after the right of the Board to redeem the Rights has expired or terminated (with certain exceptions), exchange all or part of the then outstanding and exercisable Rights (other than those held by the Acquiring Person) for Common Shares at a ratio of one Common Share per Right, as adjusted; provided that such right cannot be exercised once a person, together with such person's affiliates and associates, becomes the owner of 50% or more of the combined

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                                                                               4


voting power of the outstanding Common Shares. If the Board authorizes such an exchange, the Rights will immediately cease to be exercisable.

                  Until a Right is exercised, the holder of a Right will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the Acquiring Person as summarized above and set forth in the Rights Agreement.

                  The provisions of the Rights Agreement may be amended by the Board without approval of the holders of Rights; provided that if a person becomes an Acquiring Person and there is a Separation Date, no such amendment will adversely affect the interests of holders of Rights.

                  A copy of the Rights Agreement specifying the terms of the Rights (including the following Exhibits: (A) the Certificate of Designations with respect to Series A Preferred Stock, specifying the terms of the Series A Shares, (B) the form of Right Certificate and (C) the Summary of Rights to Purchase Preferred Shares) is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights Agreement, Rights and the Series A Shares does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.



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Item 2.  EXHIBITS.

                  The following exhibits are filed as part of this Registration Statement on Form 8-A:

         1 Rights Agreement, dated as of August 5, 2004 between Foamex International Inc. and Mellon Investor Services LLC, which includes the Certificate of Designation in respect of the Series A Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to the Company's Form 8-K filed with the Commission on August 5, 2004, Commission File No. 0-22624). Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Separation Date (as defined therein).



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                                    SIGNATURE



                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                          FOAMEX INTERNATIONAL INC.
                                          (Registrant)



Date:  August 5, 2004                     By: /s/ Thomas E. Chorman
                                              ----------------------------------
                                              Name:    Thomas E. Chorman
                                              Title:   President and Chief
                                                       Executive Officer



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                                INDEX TO EXHIBITS



         Exhibit
         Number                          Exhibit
         ------                          -------

            1 Rights Agreement, dated as of August 5, 2004 between Foamex International Inc. and Mellon Investor Services LLC, which includes the Certificate of Designation in respect of the Series A Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to the Company's Form 8-K filed with the Commission on August 5, 2004, Commission File No. 0-22624). Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Separation Date (as defined therein).